UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b) : 82-          .)

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: June 22, 2007	By:	/s/ Charles Paris de Bollardière
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	First Quarter 2007 Results (May 4, 2007).

➢	EXHIBIT 99.2:	Angola: Total finalises the acquisition of a 30% interest in the exploration block 17/06 and a 15% interest in the block 15/06 (May 10, 2007).

➢	EXHIBIT 99.3:	2007 General Meeting Report (May 11, 2007).

➢	EXHIBIT 99.4:	Thierry Desmarest re-elected Chairman of Total’s Board of Directors (May 11, 2007).

➢	EXHIBIT 99.5:	Two further oil discoveries on Block 32, in the Angolan ultra deep offshore (May 21, 2007).